William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606
December 8, 2009
VIA EDGAR TRANSMISSION
VIA FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Sharps Compliance Corp. Registration Statement No. 333-163073
Ladies and Gentlemen:
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as Representative of the several underwriters, wish to advise you that the following preliminary prospectuses dated December 1, 2009 (contained in the above-named Registration Statement) have been distributed between December 1, 2009 and the date hereof:

Class	Quantity
Underwriters	0
Domestic Institutional Investors	464
International Institutional Investors	150
Retail	520
Others	10

Total	1,144

In addition, the Issuer Free Writing Prospectus dated the date hereof is being distributed to all underwriters and dealers who received the preliminary prospectus.
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of Sharps Compliance Corp. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective under Rule 430A at 9:00 a.m. (Washington, D.C. time) on December 9, 2009 or as soon as possible thereafter.
          Thank you for your assistance in this matter.

Very Truly Yours,

WILLIAM BLAIR & COMPANY, L.L.C.
As Representative of the Several Underwriters

By:	WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Britt Trukenbrod

Name:	Britt Trukenbrod
Title:	Principal